Exhibit 99.1

Chairman’s Letter and Notice of Meeting Annual General Meeting Rotterdam 10 May 2005

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Weena 455, P.O. Box 760, 3000 DK Rotterdam, The Netherlands

To: Holders of Ordinary and Preference shares in Unilever N.V.	24 March 2005
(including holders of depositary receipts)

Dear Shareholder,

It gives me great pleasure to write to you with the Notice of this year’s Annual General Meeting (AGM). The meeting will be held on Tuesday 10 May 2005 at 9.30am in the Concert- en congresgebouw de Doelen, Willem Burger Zaal, Kruisplein in Rotterdam, the Netherlands.

The meeting will be followed by a meeting of holders of Nedamtrust certificates intended to propose new arrangements regarding our share certificates to bring these in line with the Dutch Corporate Governance Code.

Last month we announced far-reaching changes to our organisation and a change of roles for Patrick Cescau, my fellow Chairman of Unilever, and myself.

For 75 years the Joint Chairmen and Chief Executive model has served us well. However, to further improve our governance and organisational effectiveness, we decided that your business would be better served by a single Non-Executive Chairman responsible for running the Boards and a single Chief Executive Officer responsible for running the business.

Therefore, at the AGM Patrick will be proposed as an Executive Director, with a view to him taking up the role of Group Chief Executive whereas I will be proposed as a Non-Executive Director,

taking up the role of Chairman of Unilever N.V. and PLC. The expectation is that I will be succeeded by an independent Director in 2007.

We plan to make Bertrand Collomb Vice-Chairman of both parent companies in addition to his role as Senior Independent Director.

Patrick will take the role of Group Chief Executive and assume full operational responsibility for the business. As such he will be accountable for all aspects of the Company’s operations and performance. He will lead a small Executive team comprising three Regional Presidents, two Category Presidents and functional leaders for Finance and HR to assist him in this task. My role will be managing the Board, keeping oversight of Unilever’s governance, representing Unilever externally, and, in addition, leading a study of Unilever’s corporate structure.

Although our constitution has served us well until now we believe it is time for a thorough review to see if any improvement should be made. Any improvements deemed necessary will be brought before shareholders at the 2006 AGM.

At the AGM four of our Directors will be retiring. Clive Butler, Keki Dadiseth and André van Heemstra have all had long and distinguished careers as Unilever executives. Clive has been

Unilever N.V.
Weena 455, P.O. Box 760, 3000 DK Rotterdam, The Netherlands

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a Director since 1992 and most recently served as Corporate Development Director. Keki joined the Board in 2000 and has been a Divisional Director for the Home and Personal Care business since 2001. André has been Personnel Director since joining the Board in 2000. Also retiring is Claudio Gonzalez, one of our Non-Executive Directors. We would like to thank them all for their valuable contribution during their years of service.

Ralph Kugler has been nominated for election as an Executive Director at the AGM. Under our new organisation he is assuming the role of Category President, Home and Personal Care.

At the AGM we are proposing to make the necessary changes to our Articles of Association to achieve the organisational changes and also to add a provision with regard to Directors’ Indemnification.

We will also, in addition, at this year’s AGM be proposing the adoption of a new share plan for senior management, The Unilever Global Performance Share Plan 2005. The Plan is being introduced as we do not intend to grant any further options under our existing executive share option plans. This Plan will bring Unilever’s share-based elements of senior management’s packages in line with developing market trends. It will have performance conditions on vesting.

At the Meeting we would also like to discuss with you the way in which Unilever N.V. will apply the Dutch Corporate Governance Code. In our Annual Report and Accounts 2004 we disclose our compliance with the Dutch Code.

We will be proposing to cancel the Unilever N.V. NLG 0.10 (€0.05) cumulative preference shares, now that these shares have been converted by the Company.

The formal business of the Meeting will be generally familiar to you and full explanations are set out in the enclosed papers.

Your Board believes that all the proposals to be put to you at this year’s Meeting are in the interests of all shareholders.

I look forward to seeing many of you on 10 May and to having the opportunity to discuss Unilever’s performance last year and the other subjects that are on the agenda. We believe that it is in the interest of the Company and all those concerned that our shareholders attend our meetings and vote on their shares, either in person or by proxy. A voting instruction form is enclosed for those of you who are registered shareholders or who participate in the Shareholders Communication Channel in the Netherlands and who are not able to attend the Meeting but would still like to vote on the items on the agenda. Those of you participating in the Shareholders Communication Channel will also be able to vote electronically as of this year. On your voting instruction form you will find a 12 digit code. By using this code you can log-in on www.proxyvote.nl, the secure voting site of the Shareholders Communication Channel. There you can cast your vote electronically.

Yours sincerely

Antony Burgmans

02	Unilever Chairman’s Letter and Notice of Meeting 2005

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Unilever N.V. Notice of Annual General Meeting 2005

The Annual General Meeting of Shareholders is to be held on Tuesday 10 May 2005 at 9.30am in the Concert- en congresgebouw de Doelen, Willem Burger Zaal, Kruisplein in Rotterdam.

Agenda

1	Consideration of the Annual Report for the 2004 financial year submitted by the Board of Directors and the report of the Remuneration Committee.*

2	Adoption of the Annual Accounts and appropriation of the profit for the 2004 financial year.

3	Discharge of the Executive Directors.

4	Discharge of the Non-Executive Directors

5	Corporate Governance and alterations to the Articles of Association.

6	Appointment of Executive Directors.

7	Appointment of Non-Executive Directors.

8	Remuneration of Directors.

9	NLG 0.10 cumulative preference shares; reduction of the issued share capital by cancellation, in accordance with Articles 99 and 100 of the Netherlands Civil Code, of the NLG 0.10 cumulative preference shares.

10	Appointment of Auditors charged with the auditing of the Annual Accounts for the 2005 financial year.

11	Designation, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code, of the Board of Directors as the company body authorised in respect of the issue of shares in the Company.

12	Authorisation, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, of the Board of Directors to purchase shares in the Company and depositary receipts therefor.

13	Questions.

* The annual accounts of Unilever N.V. for the 2004 financial year within the meaning of Article 361 of Book 2 of the Netherlands Civil Code comprise the Remuneration report set out on pages 73 to 92 (pages 71 to 89 in the English version) and the financial statements set out on the pages 100 to 153 (pages 96 to 148 in the English version) and pages 159 to 175 (pages 154 to 170 in the English version) of the Unilever Annual Report and Accounts 2004. The Unilever Annual Report and Accounts 2004, which includes the information to be provided in accordance with Article 392, para. 1, of Book 2 of the Netherlands Civil Code, and the Unilever Annual Review and Summary Financial Statement 2004 are available for inspection at the Company’s office, Weena 455, Rotterdam. Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455.

The Unilever Annual Report and Accounts 2004 and the Unilever Annual Review and Summary Financial Statement 2004 are also available at www.unilever.com/ ourcompany/investorcentre as from 24 March 2005.

Unilever Chairman’s Letter and Notice of Meeting 2005	03

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Explanatory Notes to the Agenda

Agenda item 2 Adoption of the Annual Accounts and appropriation of the profit for the 2004 financial year.

A.	The policy of the Company on additions to reserves and dividends.
B.	It is proposed that:
	(i)	the Annual Accounts for 2004 drawn up by the Board of Directors be adopted;
	(ii)	the profit for the 2004 financial year be appropriated for addition to the balance-sheet item 'Profit retained': € 1 048 447 771;
	(iii)	the remaining profit for the 2004 financial year be distributed to shareholders as follows:
• for dividends on the preference shares: € 27 877 825;
• for dividends on the ordinary shares: € 1 041 808 798.

Agenda item 3 Discharge of the Executive Directors. It is proposed that the Executive Directors be discharged for the fulfilment of their task during the 2004 financial year.

Agenda item 4 Discharge of the Non-Executive Directors. It is proposed that the Non-Executive Directors be discharged for the fulfilment of their task during the 2004 financial year.

Agenda item 5
A.  Corporate Governance
At the Meeting we would like to discuss with our shareholders the way in which Unilever applies the Dutch Corporate Governance Code. Unilever complies with the Dutch Code to a substantial extent. A comprehensive statement of our corporate governance arrangements is included in the Unilever Annual Report and Accounts 2004 on pages 53 to 72 (pages 52 to 70 in the English version). This description includes a statement of our compliance with the Dutch Code, which also deals with the non-application of certain provisions of the Dutch Code and an explanation thereof on pages 63 to 66 (pages 62 to 64 in the English version).

This information about the corporate governance arrangements of Unilever throughout 2004 should be read in the light of the proposals approved by our shareholders in the Annual General Meeting of 2004 and the proposals that will be put to this Meeting (see below B. Alterations to the Articles of Association).

Further details of our current corporate governance arrangements are set out in The Governance of Unilever, which can be found on our website www.unilever.com/ourcompany/investorcentre

Last year we have informed you that the arrangements of our trust office, Nedamtrust, do not comply in all respects with the Dutch Code. Reference is made to the Unilever Annual Report and Accounts 2004, page 66 (page 64 in the English version). Discussions with Nedamtrust to review their arrangements have led to a proposal that will be presented to the holders of Nedamtrust certificates. This proposal includes the incorporation of a new independent trust office, Foundation Trust Office Unilever N.V. (Stichting Administratiekantoor Unilever N.V.), and an alteration of the Terms and Conditions applicable to the certificates. These proposals will be made to a meeting of holders of Nedamtrust certificates which will be held immediately following this Annual General Meeting of Shareholders. All holders of Nedamtrust-certificates have been invited to attend this meeting of certificate holders. Further information can be found on our website www.unilever.com/ ourcompany/investorcentre and in the notice of that meeting.

B.  Alterations to the Articles of Association
Please see Appendix 1 below for an explanation of this proposal, which is mainly intended to streamline the Unilever management and leadership, including the creation of a new Group Chief Executive and to alter the Articles of Association in order to include a provision on Directors’ Indemnification.

It is proposed that:
(i) the Articles of Association of the Company be altered in agreement with the draft deed of alteration, prepared by civil law notary Mr FD Rosendaal of De Brauw Blackstone Westbroek N.V., dated March 24, 2005. The proposed alterations to the Articles of Association, and also a version showing the proposed alterations as compared to the existing Articles of Association, are available for inspection at the Company’s office, Weena 455, Rotterdam and are also available at www.unilever.com/ourcompany/investorcentre as from 24 March 2005. Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455;
(ii) in connection with this alteration of the Articles of Association, any and all Directors of the Company, the Company Secretaries and Deputy Secretaries and all lawyers practising with De Brauw Blackstone Westbroek N.V. be authorised to apply for the required ministerial declaration of non-objection and to execute the notarial deed of alteration of the Articles of Association;
which resolutions will be adopted subject to the resolutions to alter the Articles of Association of Unilever PLC accordingly, which will be proposed to the Annual General Meeting of Shareholders of Unilever PLC on 11 May 2005, being adopted as well (resolution 22 of the notice for the PLC Annual General Meeting, available at www.unilever.com/ourcompany/investorcentre as from 24 March 2005).

Agenda item 6
Appointment of Executive Directors.
Pursuant to Article 20, para. 1, of the Articles of Association, all Executive Directors retire each year at the Annual General Meeting as per the moment of appointment of at least one Executive Director.

04	Unilever Chairman’s Letter and Notice of Meeting 2005

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In accordance with Article 19, para. 5, of the Articles of Association, the meeting of the holders of ordinary shares numbered 1 to 2,400 inclusive has requested the appointment of four Executive Directors and has for the purpose thereof submitted a list of binding nominations.

With the exception of Messrs AC Butler, KB Dadiseth, and AR baron van Heemstra, who are retiring from the Board, and Mr A Burgmans, who is nominated as Non-Executive Director, the following Executive Directors in office have been mentioned first on this nomination list:

6a PJ Cescau
6b CJ van der Graaf
6c RHP Markham

The same Directors are also being proposed for re-election to the Board of Unilever PLC.

Mr Cescau is currently Vice-Chairmen of the Company and Chairman of Unilever PLC. It is intended that, subject to the alterations to the Articles of Association proposed under agenda item 5 (see above), he will be appointed by the Board as Group Chief Executive responsible for all operations.

In addition, the following candidate has been mentioned first on the nomination list:

6d RD Kugler

Mr Kugler is at this moment not an Executive Director. Mr Kugler has been Business President for Home and Personal Care, Europe since 2001 prior to which he was president of the Latin America Business Group. He is aged 49 and joined Unilever in 1979. He is also a Non-Executive Director of Intercontinental Hotels plc. Further biographical information can be found at www.unilever.com/ourcompany/aboutunilever/ companystructure/businesspresidents

It is proposed that the persons whose names are mentioned first on the nomination list be appointed Executive Directors of the Company as referred to in Article 19.2 of the Articles of Association.

Agenda item 7
Appointment of Non-Executive Directors.
Pursuant to Article 20, para. 1, of the Articles of Association, all Non-Executive Directors retire each year at the Annual General Meeting as per the moment of appointment of at least one Non-Executive Director.

In accordance with Article 19, para. 5, of the Articles of Association, the meeting of the holders of ordinary shares numbered 1 to 2 400 inclusive has requested the appointment of nine Non-Executive Directors and has for the purpose thereof submitted a list of binding nominations.

With the exception of Mr CX Gonzalez, who is retiring from the Board, the following Directors in office have been mentioned first on this nomination list:

7a A Burgmans
7b The Rt Hon The Lord Brittan of Spennithorne QC DL
7c The Rt Hon The Baroness Chalker of Wallasey
7d B Collomb
7e Professor W Dik
7f O Fanjul
7g H Kopper
7h The Lord Simon of Highbury CBE
7i J van der Veer

The same Directors are also being proposed for re-election to the Board of Unilever PLC.

Mr A Burgmans is currently Executive Director and Chairman of the Company and Vice-Chairman of Unilever PLC. It is intended that, subject to the alterations to the Articles of Association proposed under agenda item 5 (see above), he will be appointed by the Boards of Unilever N.V. and Unilever PLC as Non-Executive Chairman of both companies.

Mr Burgmans has been given notice of the termination of his employment agreement with the Company as an Executive Director, to have effect from the date of the Annual General Meeting. This will result in the termination of the agreement in June 2006. It has been agreed with Mr Burgmans that with effect from 2005 he will not receive any more grants under the TSR Long-Term Incentive Plan, the Executive Share Option Plan or the Global Performance Share Plan 2005, which will be proposed at the Annual General meeting (see agenda item 8). An exception is the final grant of premium options in March 2005, which results directly from previous grants under the Executive Share Option Plan. For the period after May 2005 Mr Burgmans wil not receive a bonus. Starting from June 2006, Mr Burgmans will retire and he will receive a full pension as if he had retired at the age of 60, and Mr Burgmans will then be remunerated as a Non-Executive Director.

It is intended that Mr B Collomb, in addition to his role as Senior Independent Non-Executive Director and subject to the alterations to the Articles of Association proposed under agenda item 5 (see above), will be appointed by the Boards of Unilever N.V. and Unilever PLC as Vice-Chairman of both companies.

It is proposed that the persons whose names are mentioned first on the nomination list be appointed Non-Executive Directors of the Company as referred to in Article 19.2 of the Articles of Association.

The Board has determined that, in its judgement, all the Non-Executive Directors, with the exception of Mr A Burgmans, are ‘independent’.

Unilever Chairman’s Letter and Notice of Meeting 2005	05

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Agenda item 8 Remuneration of Directors
A.  Global Performance Share Plan 2005
It is proposed that the existing executive share option plans be replaced by the Unilever Global Performance Share Plan 2005 (the Plan), the principal features of which are summarised in Appendix 2 to this Notice, and the Board be authorised to do all acts and things necessary and expedient to operate the Plan.

If this proposal is approved by the General Meeting, no further grants will be made to Executive Directors under the executive share option plans, apart from the final grants of premium options to be made in 2005.

The rules of the Plan are available for inspection at the Company’s offices, Weena 455, Rotterdam as from 24 March 2005. They are also available on Unilever's website www.unilever.com/ourcompany/investorcentre

This resolution A of agenda item 8 is subject to the same resolution 24 of the agenda of the Unilever PLC Annual General Meeting of Shareholders on 11 May 2005 being adopted as well (the notice for the PLC Annual General Meeting is available at www.unilever.com/ourcompany/investorcentre as from 24 March 2005).

B.	Performance Criteria and Annual bonus
It is proposed:
(i)	that the performance criteria relating to the annual bonus for Executive Directors be changed in order to align the Executive Directors’ targets to the 2010 financial framework, and that the new corporate targets be based on a combination of Trading Contribution and Underlying Sales Growth of the Group. Trading Contribution is Unilever's primary internal measure of profit. It is our version of an annual economic value added measure, broadly defined as Operating Profit after Tax, and after a Financing Charge on Fixed Assets and Working Capital, linked to Unilever's weighted average cost of capital. As such, increases in Trading Contribution reflect the combined impact of sales growth, margin improvement and capital efficiency gains, with a close alignment to shareholder value creation. Underlying Sales Growth reflects the change in revenue excluding the effects of acquisitions and disposals.
(ii)	that the bonus opportunity for the Group Chief Executive be set at a maximum of 150% of base salary from 2005 onwards.
The Remuneration Committee has decided to abandon with immediate effect the current policy of including the annual bonus (of up to 20% of base salary) as part of pensionable earnings for new Executive Directors.

Agenda item 9
NLG 0.10 cumulative preference shares; reduction of the issued share capital by cancellation, in accordance with Articles 99 and 100 of the Netherlands Civil Code, of the NLG 0.10 cumulative preference shares.
A. Agenda item for discussion brought forward by shareholders
A group of holders of NLG 0.10 cumulative preference shares has requested the Company, in accordance with Article 28.5 of the Articles of Association, to put on the agenda of this General Meeting for discussion the policy of the Board of Directors concerning the preference shares and the decision to convert these preference shares in relation to the inquiry ordered by the Enterprise Chamber of the Amsterdam Court of Appeal, and the intentions of the Board of Directors concerning alleged claims of and procedures initiated by holders of preference shares.

B. Agenda item proposed by the Board of Directors: cancellation of the NLG 0.10 cumulative preference shares
It is proposed by the Board of Directors that the preference shares be cancelled, in accordance with Articles 99 and 100 of the Netherlands Civil Code and Article 47 of the Articles of Association, against repayment of their remaining notional value.

On 15 February 2005 after close of trading the Company, in accordance with Article 47 of the Articles of Association, converted the NLG 0.10 (€ 0.05) cumulative preference shares in the capital of the Company. As a consequence of the conversion the notional value of these preference shares reduced to NLG 0.10 (€ 0.05).

Article 47, para. 5 of the Articles of Association provides that the preference shares can subsequently be cancelled against repayment of the notional value of NLG 0.10. The purpose of this proposal to cancel the preference shares is both repayment of the remaining notional value of the preference shares to the holders thereof and simplification of the share capital structure of the Company.

Pursuant to the relevant statutory provisions, the cancellation of the preference shares may not be effected earlier than two months after the decision to cancel these shares was taken.

As a result of the cancellation of the preference shares, the outstanding share capital of the Company will be reduced by an amount of NLG 21 147 378.50 (€ 9 596 261).

Upon adoption of the proposal to cancel these preference shares, it is intended that the payment of accrued dividends on the preference shares for the relevant part of the second period of 2005 will occur at the same time as the repayment of the notional value, which will take place at the moment that the cancellation will be effected.

06	Unilever Chairman’s Letter and Notice of Meeting 2005

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Information for Shareholders

Agenda item 10
Appointment of Auditors charged with the auditing of the Annual Accounts for the 2005 financial year.
Pursuant to Article 34, para. 3, of the Articles of Association, auditors charged with the auditing of the Annual Accounts for the current financial year are to be appointed each year.

It is proposed that PricewaterhouseCoopers N.V., Rotterdam, be appointed to audit the Annual Accounts for the 2005 financial year. This corporate body includes experts as referred to in Article 393 of Book 2 of the Netherlands Civil Code.

Agenda item 11
Designation, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code, of the Board of Directors as the company body authorised in respect of the issue of shares in the Company.
It is proposed that the Board of Directors be designated as the corporate body which is authorised until 10 November 2006 to resolve on the issue of – or on the granting of rights to subscribe for – shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of ordinary shares, on the understanding that this authority is limited to 10% of the issued share capital of the Company, plus an additional 10% of the issued capital of the Company in connection with or on the occasion of mergers and acquisitions.

Agenda item 12
Authorisation, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, of the Board of Directors to purchase shares in the Company and depositary receipts therefor.
It is proposed that the Board of Directors be authorised until 10 November 2006 to cause the Company to buy in its own shares and depositary receipts therefor, within the limits set by law (10% of the issued share capital), either through purchase on a stock exchange or otherwise, at a price, excluding expenses, not lower than the nominal value of the shares and not higher than ten (10) per cent above the average of the closing price of the shares on Euronext Amsterdam for the five business days before the day on which the purchase is made.

Agenda item 13
Questions

Rotterdam, 24 March 2005
The Board of Directors

Instructions for attendance
The Board of Directors has determined that those who (1) are registered on 3 May 2005, after processing of settlements on that date (the 'Registration Time') in one of the sub-registers as mentioned hereinafter and (2) have given notice, in accordance with the following, will have the right to attend the General Meeting of Shareholders on 10 May 2005 and to vote thereat.

Holders of bearer shares or sub-shares thereof

Registration
The sub-registers designated for holders of bearer shares or sub-shares thereof are administered by the banks and brokers which are affiliated (‘aangesloten instellingen’) with Necigef (‘Nederlands Centraal Instituut voor Giraal Effectenverkeer bv’) in Amsterdam, and indicate who is entitled to such shares at the Registration Time.

Notification
Holders of bearer shares who have received a voting instruction form via the Shareholders Communication Channel may participate in the General Meeting and vote by proxy by filling in, signing and returning the form. Such notification will be regarded as valid if the form has been received by 3 May 2005 at 6.00 pm at the latest by Proxy Services, Antwoordnummer 55012, 3640 VB Mijdrecht, the Netherlands. Holders of bearer shares who have received a voting instruction form via the Shareholders Communication Channel and other holders of bearer shares, who wish to attend the General Meeting in person or appoint a representative other than the one indicated on the voting instruction form, must notify ABN AMRO Bank N.V. in Amsterdam, the Netherlands, in writing by 3 May 2005 at 6.00 pm at the latest, via the affiliated institution (‘aangesloten instelling’) in whose administration their shares are registered. The affiliated institution (‘aangesloten instelling’) will submit to ABN AMRO Bank N.V. a confirmation that such shares will be registered in its administration in the name of such holder up to and including the Registration Time. After receipt of the notification ABN AMRO Bank N.V. will send those holders an admission ticket.

Holders of bearer shares that are registered with banks or brokers other than affiliated institutions (‘aangesloten instellingen’) of Necigef, and who wish to attend the General Meeting in person or by a personally appointed representative, must notify ABN AMRO Bank N.V. via this bank or broker. For information about the procedures to be followed, banks and brokers may contact:

in Germany:
Dresdner Bank AG and Deutsche Bank AG in Frankfurt am Main;

in Switzerland:
UBS AG and Credit Suisse in Zürich.

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Holders of depositary receipts

Registration and Notification
For holders of depositary receipts for shares in Unilever N.V. issued by N.V. Nederlandsch Administratie- en Trustkantoor (‘Nedamtrust’) in Amsterdam, the instructions under ‘Holders of bearer shares or sub-shares thereof’ above apply, subject to the statements below.

Automatic entitlement to proxy
Holders of depositary receipts or their appointed representatives who attend the General Meeting in person will at the entrance to the meeting automatically receive from Nedamtrust a proxy to vote in respect of the shares for which the depositary receipts have been issued in accordance with the conditions of administration of these depositary receipts.

Holders of registered shares

Registration
The sub-register, designated for holders of registered shares, is the share-register of Unilever N.V., which is maintained on its behalf by N.V. Algemeen Nederlands Trustkantoor ANT of Amsterdam, and which indicates who are the holders of registered shares at the Registration Time.

Notification
Holders of registered shares will receive a voting instruction form. They may participate in the General Meeting and vote by proxy by filling in, signing and returning the form to N.V. Algemeen Nederlands Trustkantoor ANT, stating ‘Proxy Voting’, PO Box 11063 1001 GB Amsterdam, the Netherlands. For such notification to be valid, the form must be received on 3 May 2005 at 6.00 pm at the latest by N.V. Algemeen Nederlands Trustkantoor ANT.

If holders of registered shares wish to attend the General Meeting in person or appoint a representative other than indicated on the voting instruction form, they must notify N.V. Algemeen Nederlands Trustkantoor ANT in writing by 3 May 2005 at 6.00 pm at the latest. After receipt of such notification, N.V. Algemeen Nederlands Trustkantoor ANT will send the holders an admission ticket.

Powers of attorney

Holders of registered shares
Holders of registered shares who wish to have themselves represented at the meeting by a proxy appointed by them must register in accordance with what is stated above and also deposit a written power of attorney that must be received by the Company (Unilever N.V., Corporate Secretaries Department, P.O. Box 760, 3000 DK Rotterdam, the Netherlands) not later than 3 May 2005 at 6.00 pm.

Holders of bearer shares or sub-shares thereof and holders of depositary receipts
Holders of bearer shares or sub-shares thereof and holders of depositary receipts who do not make use of voting instruction forms and who wish to have themselves represented at the Meeting by a proxy appointed by them, must register in accordance with what is stated above and also deposit a written power of attorney, either as a separate document or by using the bottom portion of the certificate of deposit, which must be received by the Company (Unilever N.V., Corporate Secretaries Department, P.O. Box 760, 3000 DK Rotterdam, the Netherlands) not later than 3 May 2005 at 6.00 pm.

08	Unilever Chairman’s Letter and Notice of Meeting 2005

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Appendix 1 - Agenda item 5

Corporate Governance and alterations to the Articles of Association

Background
Unilever has always aspired to the highest standards of corporate governance. In 2004, developments in this area have led us to conclude that a review of our governance arrangements was appropriate. Subsequent proposals to create a one-tier board and to enhance the position of our Advisory Directors as formal Non-Executive Directors of the Company were accepted by the Annual General Meeting held in May of that year.

In February 2005 the Board of Directors announced a series of further changes to streamline management and leadership. The changes entail the creation of the positions of a new single Non-Executive Chairman and of a new Group Chief Executive, as well as the replacement of the Executive Committee with a new Executive Team that will report to the Group Chief Executive.

Unilever has, since its inception, adopted the principle that it is good practice that the most senior roles within Unilever N.V. and Unilever PLC are shared and not concentrated in one person. As a consequence it has been a principal tenet of our governance philosophy, which has hitherto been reflected in the form of two people who each combine the roles of Chairman and Chief Executive and who meet regularly for joint decision-making. Whilst this carefully balanced arrangement has served Unilever very well for many years, the Boards of Directors of NV and PLC reviewed it during 2004 and concluded that it would give greater clarity to each role if they were held by separate people. This move from a sharing of powers to a separation of powers has been facilitated by the introduction of Non-Executive Directors into the Board of Directors in 2004, thereby moving the forum of ‘checks and balances’ from the joint Chairmen to the Board of Directors itself. The separation of powers between the Non-Executive Chairman and the Group Chief Executive can therefore be seen as a natural development of the governance changes adopted in 2004.

In so far as these changes require the approval of the General Meeting of Shareholders the main purpose of this proposal is to seek such approval.

The proposed alterations to the NV Articles of Association are outlined below in general terms. A complete text version of the alterations and also a version which shows the proposed alterations compared to the existing Articles of Association are available for inspection at the Company’s office, Weena 455, Rotterdam and are also available at www.unilever.com/ ourcompany/investorcentre as from 24 March 2005. Copies may be obtained free of charge from the Company and through the ABN AMRO Servicedesk, telephone number 0031 76 579 9455. References to the Articles by number below relate to the Articles as numbered in the draft deed of alteration.

We will revise the Governance of Unilever – the document about our corporate governance arrangements, available on our website at www.unilever.com/ourcompany/investorcentre – to incorporate the changes referred to in this Appendix. This will include the definition of the roles and responsibilities of the single Chairman, who will be Non-Executive, and of the single Group Chief Executive.

Alterations to the Articles of Association

Board Structure – Group Chief Executive
The position of the Chairman of the Board is provided for in Article 21 of the current Articles of Association and needs no further change.

The position of Group Chief Executive is not yet incorporated in the Articles of Association. It is proposed to alter Article 19, para. 4, to enable the Board of Directors to appoint one of the Executive Directors as the Group Chief Executive and to alter Article 23, para. 2, essentially to make possible that the Board of Directors may entrust the Group Chief Executive with the operational management of the Company and the business enterprise connected therewith. The Board of Directors will have the authority to revoke this entrustment or to appoint another Executive Director as the Group Chief Executive. The Board of Directors may further entrust the Group Chief Executive with the preparation of the decision-making process of the Board of Directors and the implementation of the decisions taken by the Board of Directors. Article 3 includes the definition of the Group Chief Executive.

The Group Chief Executive thus apointed by the Board shall, according to Article 23, para 3, have the authority to determine which duties regarding the operational management of the Company and the business enterprises connected therewith will be carried out, under his responsibility, by one or more other Executive Directors or by one or more other persons. This provides a basis for the Executive Team that will replace the Executive Committee and will report to the Group Chief Executive.

Article 26 currently states that the Board of Directors may adopt one or more sets of regulations dealing with such matters as its internal organisation, the manner in which decisions are taken, the composition, the duties and organisation of committees and any other matters concerning the Board of Directors. It is proposed to include in this clause the Group Chief Executive in order to authorise the Board of Directors to adopt similar regulations concerning the Group Chief Executive.

It is proposed that the Group Chief Executive has the authority to represent the Company and to alter Article 24, para. 2 and para. 4 accordingly.

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The above mentioned changes do not affect the Non-Executive Directors, who will continue to supervise the management and the general affairs of the Company (Article 23, para. 4). It is proposed to alter Article 23, para. 6 to state that, in case the Board of Directors has appointed a Group Chief Executive he shall provide the Non-Executive Directors with all information which is required for the exercise of their duties.

The proposed changes to the Articles of Association also provide that, should no Group Chief Executive be appointed or in office, his powers and duties shall be fulfilled by the Executive Directors jointly (see, amongst others, Article 23, para 2).

NLG 0.10 cumulative preference shares
After the cancellation of the NLG 0.10 preference shares as proposed under agenda item 9, the references in the Articles of Association to these preference shares do no longer serve a purpose. It is therefore proposed to remove these references from the Articles of Association after their cancellation, which is enabled by first compiling all of these references in one new Article 48, which Article then shall lapse when the Company files at the Trade Register that: (i) the capital reduction in the form of the cancellation of all issued NLG 0.10 cumulative preference shares has become effective and (ii) that Article 48 and its heading shall lapse.

Indemnification of Directors
It is proposed, in accordance with international and emerging Dutch best practice, to include a clause in the Articles of Association, Article 19, para. 10, which is mainly intended to incorporate the Company’s indemnification policy in the Articles of Association.

The proposed Article 19, para. 10, provides for reimbursement to current and former members of the Board of Directors of (a) the reasonable costs of conducting a defence against claims, including claims by the Company, based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the Company's request, (b) any damages payable by them as a result of an act or failure to act as referred to under (a), and (c) the reasonable costs of appearing in other legal proceedings in which they are involved as current or former members of the Board of Directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement under this clause if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss.

If and to the extent that it has been established by a Dutch court in a final and conclusive decision that the person concerned is not entitled to reimbursement as referred to above, Article 19, para. 10 states that the Director shall immediately repay the amount reimbursed by the Company.

For completeness, Article 19, para. 10 confirms that the Company may take out liability insurance for the persons concerned.

The adoption of this proposal would further align the Articles of Association of Unilever N.V. with those of Unilever PLC, which already provide a basis to indemnify Directors.

10	Unilever Chairman’s Letter and Notice of Meeting 2005

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Appendix 2 – Agenda item 8

Remuneration of Directors

Unilever Global Performance Share Plan 2005 (the Plan)
The Remuneration Committee has reviewed the effectiveness of Unilever’s incentive arrangements and has decided to propose the Plan to operate as the main long term incentive plan for senior employees instead of the existing executive option schemes. The Board believes that the new Plan will motivate senior employees to contribute to growth and profitability and make Unilever’s incentive arrangements more performance-oriented and aligned with shareholders’ interest.

The TSR-based Long-Term Incentive Plan previously adopted for Executive Directors, and about 50 other senior executives as well as the Share Matching Scheme, will remain unchanged. This new plan is aimed at Executive Directors, executives and managers who have previously been granted share options, and it is the intention that there will not be a significant change to the expected value of the awards or the cost to Unilever when compared with the executive option plan it is intended to replace.

Under the new Plan, grants will be made of conditional rights to receive shares in Unilever N.V. or Unilever PLC at the end of a three-year performance period.

The performance measures for vesting will be underlying sales growth and free cash flow. These are key performance measures in Unilever’s external reporting and are reviewed by the external auditors. Underlying sales growth, which is well established within Unilever, essentially focuses on the maintenance and growth of Unilever’s top-line revenue. Free cash flow is the basic driver of the returns we are able to generate for shareholders. More information on the performance targets is set out below.

Under the new Plan we will not automatically buy shares at grant to meet our future obligations to provide these shares to the participants. Thus, we will have greater flexibility in hedging our obligations in the best economical way.

The principal terms of the Plan are set out below. Key decisions by the Board of Directors referred to below will be made on the proposal of the Remuneration Committee (the Committee).

Eligibility
All employees and Executive Directors of Unilever N.V. and Unilever PLC (and any subsidiaries) at the date of award are eligible to participate in the Plan. In practice it is the intention to make awards to all managers in Unilever who previously were eligible to receive share option grants under the executive share option plans.

Operation of the Plan
The awards are to be made by Unilever or the operating company employing the participant, with the approval of the Board and the Committee, or by the Board with the approval of the Committee.

If awards are to be granted in any year, they will normally be made within 42 days after the announcement of Unilever’s annual or interim results.

Performance targets
The number of shares which participants actually receive at the end of the performance period will depend on the satisfaction of performance targets, which will be determined by the Committee and the Board.

As stated above, the performance measures will be underlying sales growth and free cash flow. There will be a minimum and maximum range for each of these two measures, with performance determined against each range over the whole of the three-year performance period. Half of the awards will be based upon the underlying sales growth and half on the free cash flow measure.

The same performance criteria will determine the level of vesting of awards for the less senior executives covered by the Plan, albeit somewhat less demanding than those that will apply at the most senior levels.

For the first grant in 2005 the Committee intends to aim at a vesting if average underlying sales growth over the three-year period is 2% p.a or higher and/or if free cash flow is €12.2 billion or higher, with a modest level when performance is close to these figures, but with substantially higher pay-outs (of up to 200%) if underlying sales growth exceeds on average 4% p.a and free cash flow is more than €13.2 billion in total.

The Committee will review the performance levels for each subsequent grant with a view to reflecting market conditions and internal financial planning. The Plan will include the authority for the Committee to take account of unusual circumstances with a view to giving it the opportunity to adjust the level of vesting if the outcome is deemed to be manifestly unreasonable and does not reflect Unilever’s underlying financial performance.

Size of awards
For Executive Directors the value of the grant of conditional shares will not exceed 50% of base salary. This limit may be exceeded in exceptional circumstances.

For 2005 the Board intends to grant the following number of conditional shares to the Executive Directors:

Group Chief Executive	3 000 NV shares and
20 000 PLC shares
Other Executive Directors	2 000 NV shares and
13 500 PLC shares

The awards for the lower management levels reduce gradually in line with their level and responsibility.

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Vesting
Participants will only be entitled to receive shares subject to awards after the performance targets have been measured at the end of the performance period and on the basis determined by the Board, as set out above. Participants have no rights in respect of shares subject to awards before vesting.

Grant of options
It is intended to grant conditional awards of shares unless taxation or securities laws mean that it is more appropriate to grant options, in which case the Plan allows options to be granted instead.

Plan limits
In any 10-year period not more than 10% of the issued ordinary share capital of Unilever N.V. and Unilever PLC may be issued or issuable under the Plan and all other employee share plans operated by Unilever N.V. and Unilever PLC. In addition, in any 10-year period, not more than 5% of the issued ordinary share capital in Unilever N.V. and Unilever PLC may be issued or issuable under all discretionary share plans adopted by Unilever N.V. and Unilever PLC. Awards which have lapsed do not count towards these limits.

Vesting within three years
There might be cases where awards will vest within the three-year performance period, subject to approval by the Committee or the Board, e.g. in cases of redundancy, leave because of illness or early retirement at the company’s request.

Variation of share capital
If there is a variation in the share capital of Unilever N.V. or Unilever PLC, or any other corporate event which affects awards, the Board may vary the number of shares comprised in an award as it deems appropriate.

Amendment
The rules governing the Plan can be amended by the Board as it sees fit. However, the provisions relating to the eligibility of employees, the Plan limits, the individual limit for each participant’s rights attaching to awards of shares, the adjustment of awards in the event of a variation of share capital and the amendment powers cannot be altered to the advantage of participants without the prior approval of shareholders. However, if the amendments are minor and are designed to benefit the administration of the Plan, to comply with legislation, to take account of a change in legislation or to obtain or maintain favourable exchange control, tax or regulatory treatment for participants or for Unilever N.V., Unilever PLC or any group company, then shareholder approval is not required.

The Board may amend the rules of the Plan to take account of or to mitigate or to comply with overseas taxation, securities laws, exchange control laws or other laws.

General
Awards granted under the Plan are not transferable and not pensionable.

Termination
The Plan will terminate on the tenth anniversary of the date of approval by shareholders, but the Board can terminate the Plan at any time before that date.

12	Unilever Chairman’s Letter and Notice of Meeting 2005

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